NR08-06	February 18, 2008

ITH Reports Multi-Million Ounce Inferred Gold Resource
at Livengood Project, Alaska

181 Million Tonnes @ 0.54 g/t for 3.1 Million Contained Ounces of Gold

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX Venture: ITH, AMEX: THM, Frankfurt: IW9) is pleased to announce the results of its initial mineral resource estimate for the Money Knob deposit at its Livengood project near Fairbanks, Alaska.  The independent study determined an initial inferred gold resource of 3.1 million ounces at a cutoff grade of 0.3 g/t having an average grade of 0.54 g/t gold.

Over the past two weeks the Company has reported initial inferred mineral resource estimates for 3 of its 12 projects (Livengood, Terra and LMS), giving it one of the larger undeveloped gold resource bases in North America.

Livengood Project Highlights:

  NI 43-101 inferred resource of 181 Million Tonnes @ 0.54 g/t (0.30 g/t gold cutoff) for 3.1 Million contained ounces of gold
  Independent study noted that Livengood project has significant expansion potential
  Preliminary gold characterization results indicate very high, rapid, cyanide extractions for the oxide and weakly oxidized ores (averaging 96.7%)
  Favourable logistical location

The highly encouraging results from work on the Livengood project to date have triggered a major expansion by the Company of the planned Livengood 2008 work program, which will focus on doubling the overall resource, converting a large portion of the inferred resources to indicated and measured and gathering the data needed to complete a preliminary economic scoping study by the middle of 2009.  The Company has budgeted a total of $7.5 million to complete this program.

The Company wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 kilometres north of Fairbanks, Alaska along the paved Elliot all weather highway and the Trans Alaska pipeline corridor and approximately 85 road kilometres north of the Alaska State power grid.

The Company recently received the results from a preliminary gold characterization study involving bottle roll samples processed by Hazen Research Inc. (see Table 2) indicate very high, rapid, cyanide extractions for the oxide and weakly oxidized ores (averaging 96.7%) with moderate to lower extractions for the deeper non-oxidized ores (averaging 58.7%).

The independent Livengood study noted that the project has significant expansion potential.  At this time, the Company estimates that roughly 25% of the known mineralized zone has been drilled.  The Livengood target is open to the west and drilling is planned to identify high grade sediments which could improve the overall average grade of the deposit. A 3D image of Livengood modelling can be viewed at:

http://www.corebox.net/properties/livengood

As a comparison, the Fort Knox mine, one of North America’s larger gold mines and located 80 kilometres to the south of Livengood, reported in their March 30, 2007 43-101 technical report a proven and probable resource base of 159Mt at an average grade of 0.53 g/t gold.  The Fort Knox mine is currently constructing a large run of mine heap leach facility to augment their milling facility, and estimates an average heap leach recovery of 61% for the run of mine ore.  The Fort Knox mine reported gold production in 2006 of 333,383 ounces at a total cash cost below $400/ounce.

Project Background

The Livengood project is owned 100% by ITH and is located in Alaska, 110 kilometres north of Fairbanks along the paved Elliot highway and Trans Alaska Pipeline corridor.  ITH controls 100% of its 44 square kilometre land package, which is primarily made up of leased land from the Alaska Mental Health Trust.  The Company and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, although 2007 marked the first significant drill campaign.

Results of the Geologic Review and Resource Estimate

Geological Review

On February 15, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. delivered the final draft of their technical report on the Livengood project (the “Report”), which includes information from the mineral resource estimate and from surface exploration completed in 2007.  This information defines the key gold mineralizing stages in the deposit and possible ore controls.  Primary ore controls appear to be the intersection of favourable host lithologies with major structural zones which are interpreted to have acted as conduits for intrusion-related gold bearing fluids.  The volcanic rocks form a particularly favourable host and are persistently mineralized.  Mineralization in the Money Knob deposit occurs at surface and forms stratiform and cross-cutting bodies in a folded and faulted sedimentary and volcanic sequence.  The main body of mineralization lies along an east-west structural zone that is at least 2 kilometres long and varies in width from 300 to 800 meters.  This large structural zone has localized a series of 90 million year old (Fort Knox age) dikes, sills and plugs that are believed to be related to the gold mineralization.  The configuration and thickness of the mineralized zones suggest a near-surface bulk-mining scenario.

Resource Estimate

The inferred mineral resource estimate for the Livengood deposit covers an area of approximately two square kilometres and is based on 39 drill holes, which have an average depth of 212 meters, and 7 trenches averaging 60 meters in length.

One quarter of this area (0.4 square kilometres) accounts for 25 of the drill holes.  In this small area two volumes of volcanic rocks were modeled, one of which is a flat-lying sheet, with the other being a more steeply-dipping fault controlled zone.  All the mineralization outside of the two volcanic sequences was grouped together because there is not enough geological information at this point to delineate specific controls on the mineralization.  Statistically, each of the geological volumes was treated independently with individual capping grades applied to gold and silver.

Variogram modeling was done using 5 metre composites.  Bulk density was established by estimating the volume of weighed core samples, which yielded an average density of 2.78 for all rock types.  In the model, blocks with dimensions of 20 x 20 metres horizontal and 5 metres vertical were estimated by ordinary kriging.  The global resource estimate is given in Table 1.  The volume of mineralized volcanics could potentially be much larger since the information shows that the volcanics could extend for at least 1,000 meters to the east of the modeled volcanic zone and the western extension remains open.

Table : Livengood Global Inferred Resource*

Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff
(g/t)	(tonnes)	Gold (g/t)	Silver (g/t)	Gold (Ounces)	Silver (Ounces)
0.20	272,610,000	0.44	0.28	3,860,000	2,463,000
0.30	181,070,000	0.54	0.30	3,117,000	1,752,000
0.40	123,080,000	0.62	0.32	2,469,000	1,270,000
0.50	82,880,000	0.71	0.32	1,889,000	854,000
0.60	49,840,000	0.82	0.30	1,311,000	475,000
0.70	29,530,000	0.93	0.30	886,000	286,000
0.80	22,610,000	0.99	0.29	720,000	214,000
0.90	10,280,000	1.16	0.38	382,000	125,900
1.00	6,780,000	1.26	0.43	275,700	92,700

* Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Gold Characterization/Cyanide Leach Test Results

The Report describes the recent results of cyanide extraction tests carried out on selected samples by Hazen Research Inc.  Samples were selected to represent variations in the grade, degree of oxidation and alteration style.  The results show that the gold is readily recovered from the oxidized and partially oxidized ore types with lower recoveries from un-oxidized ores (Table 2).  Further testing is in progress to determine the heap leach potential for the Livengood ore as well as additional testing of the un-oxidized ore to determine the optimum and most cost effective extraction method.

Table 2: Preliminary Cyanide Extraction Results*

Sample #	Ore Type	Average Grade (g/t)	% Cyanide Extraction*
1	Oxide Sediments	1.52	99.9%
2	Oxide Sediments High-grade	10.80	96.9%
3	Un-Oxidized Volcanic	1.52	59.7%
4	Oxide Sediments	1.39	99.9%
5	Un-Oxidized Volcanic	1.38	42.3%
6	Weakly Oxidized Volcanic	1.06	90.2%
1A	Volcanic Un-Oxidized	2.30	60.9%

* Samples were 300 gram bottle rolls with sample material crushed to ~200 mesh and sampled every 8-10 hours for a total of 48 hours

Qualified Person and Quality Control/Quality Assurance

The work program at LMS was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist. He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Company under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

The Report will be finalized and filed on SEDAR within 45 days of the date of this news release.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's ability to obtain any necessary permits, consents or authorizations required for its activities, the Company's ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by ITH uses the terms “resources”, and “inferred resources”.  United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them.  Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  United States investors are cautioned not to assume that all or any part of inferred resources will ever be converted into reserves.  Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by ITH in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.  United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.